Filed by Tidewater Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: GulfMark Offshore, Inc.

Commission File No.: 001-33607

Hello Tidewater employees,

I wanted to give you a quick update in on the proposed Tidewater/GulfMark combination.

Since the announcement, we have been working hard with GulfMark to evaluate as much as we can prior to the closing of the merger. This includes potentially combining office space, IT systems, and geographical area operations, to name a few. The goal is to have as much knowledge as possible prior to the close so we can act diligently in the combination and execute on the best of the combined strengths of the two companies. As more information becomes available that can be shared before the close, we will let everyone know.

As you have undoubtedly heard, GulfMark recently received an unsolicited offer from Harvey Gulf to merge.  GulfMark will now evaluate this offer.  In the meantime, GulfMark continues to recommend that GulfMark stockholders adopt the Tidewater merger agreement.

Although this situation creates more noise in the industry, we have to remain focused on running our company in the most efficient and cost effective manner while still delivering  safe and dependable service to our customers.  Tidewater remains committed to the GulfMark combination and we will continue our pre-merger efforts under the assumption that the merger will close as expected.  To the extent customers, media or others seek your input (whether casually or more formally) on GulfMark or Harvey Gulf, please refrain from commentary and direct them to Jason Stanley in Houston for follow up.

Regards,

John Rynd

FORWARD-LOOKING STATEMENTS

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Tidewater notes that certain statements set forth in this employee letter provide other than historical information and are forward looking. The unfolding of future economic or business developments may happen in a way not as anticipated or projected by Tidewater and may involve numerous risks and uncertainties that may cause Tidewater’s actual achievement of any forecasted results to be materially different from that stated or implied in the forward-looking statement. Among those risks and uncertainties, many of which are beyond the control of Tidewater, include, without limitation, the proposed transaction between Tidewater and GulfMark (the “Transaction”) and the anticipated synergies with respect to the combination of Tidewater and GulfMark; fluctuations in worldwide energy demand and oil and gas prices; fleet additions by competitors and industry overcapacity; customer actions including changes in capital spending for offshore exploration, development and production and changes in demands for different vessel specifications; acts of terrorism and piracy; the impact of potential information technology, cybersecurity or data security breaches; significant weather conditions; unsettled political conditions, war, civil unrest and governmental actions, especially in higher political risk countries where we operate; labor changes proposed by international conventions; increased regulatory burdens and oversight; changes in law, economic and global financial market conditions, including the effect of enactment of U.S. tax reform or other tax law changes, trade policy and tariffs, interest and foreign currency exchange rate volatility, commodity and equity prices and the value of financial assets; and enforcement of laws related to the environment, labor and foreign corrupt practices. Readers should consider all of these risk factors, other factors that are described in “Forward-Looking Statements,” as well as other information contained in Tidewater’s form 10-K’s and 10-Q’s.

Although Tidewater believes the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect.  These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Transaction in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Transaction, including the ability to secure regulatory approvals in a timely manner or at all, and approval by either company’s stockholders; the possibility of litigation (including related to the transaction itself); Tidewater’s and GulfMark’s ability to successfully integrate their operations, technology and employees and realize synergies from the Transaction; unknown, underestimated or undisclosed commitments or liabilities; the conditions in the oil and natural gas industry, including a decline in, or the substantial volatility of, oil or natural gas prices, and changes in the combined companies’ customer requirements; the level of demand for the combined companies’ products and services.  Neither Tidewater nor GulfMark undertakes any obligation to update any forward-looking statements or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that either Tidewater or GulfMark becomes aware of, after the date of this communication.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Tidewater Inc. (“Tidewater” or the “Company”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Joint Proxy Statement/Prospectus”) which will include a registration statement and prospectus with respect to the Company’s shares of common stock to be issued in the Transaction and a joint proxy statement of the Company and GulfMark in connection with the Transaction.  The definitive Joint Proxy Statement/Prospectus will contain important information about the proposed Transaction and related matters.  STOCKHOLDERS ARE URGED AND ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  The Joint Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by the Company or GulfMark with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov.  In addition, security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus from the Company by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072, Attn: Investor Relations, by telephone at +1-713-470-5292, or by going to the Company’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, by telephone at +1-713-369-7300, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com.

PARTICIPANTS IN THE SOLICITATION

The Company, GulfMark and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed Transaction.  Information about the Company’s directors is set forth in our Transition Report on Form 10-K for the transition period from April 1, 2017 to December 31, 2017, which was filed with the SEC on March 15, 2018.  Information about GulfMark’s directors and executive officers is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on April 2, 2018.  These documents are available free of charge at the SEC’s web site at www.sec.gov, from the Company by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, Attn: Investor Relations, or by going to our Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Transaction will be included in the Joint Proxy Statement/Prospectus that the Company intends to file with the SEC.